December 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

John Ganley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gladstone Capital Corporation

Registration Statement on Form N-2, as amended

File No. 333-208637

Dear Mr. Ganley:

Gladstone Capital Corporation (the “Company”) is filing herewith Post-Effective Amendment No. 2 to the Registration Statement (“Post-Effective Amendment No. 2”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR as a POS 8C filing on December 22, 2016. The Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, together or separately, of up to $300,000,000 worth of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our common stock or debt securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 2 selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 2 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement filed on March 17, 2016 that was declared effective on March 29, 2016 (the “2016 Registration Statement”). Post-Effective Amendment No. 2 has been updated primarily to include the audited financial statements for the year ended September 30, 2016, and related financial information and data for the year ended September 30, 2016, including updated information on the Company’s portfolio investments. Additionally, Post-Effective Amendment No. 2 updates the Company’s limited revisions to conform with updates made in the Company’s Annual Report on Form 10-K for the year ended September 30, 2016, and as much other information as was practicable to a more recent date. All of the updated information and disclosures included in this Post-Effective Amendment No. 2 has already been included in filings made pursuant to the Securities Exchange Act of 1934 filed since the 2016 Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (703) 287-5860 or contact our outside counsel, Sehrish Siddiqui with Bass, Berry & Sims PLC at (901) 543-5979 or via email at ssiddiqui@bassberry.com.

Sincerely,

GLADSTONE CAPITAL CORPORATION

/s/ Nicole Schaltenbrand

Nicole Schaltenbrand
Chief Financial Officer